August 12, 2025

Via EDGAR

Mr. Juan Grana

Ms. Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flotek Industries, Inc.
Registration Statement on Form S-3
Filed July 10, 2025
File No. 333-288606

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Flotek Industries, Inc., the registrant under the registration statement on Form S-3, File No. 333-288606 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 3:30 p.m., Washington, D.C. time, on August 14, 2025, or as soon as practicable thereafter.

Very truly yours,

FLOTEK INDUSTRIES, INC.

/s/ J. Bond Clement
J. Bond Clement
Chief Financial Officer